Mail Stop 5546
								November 21, 2007


Via U.S. Mail and Facsimile (215-698-0630)

Thomas A. Kelly
Vice President and Corporate Controller
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

	Re:	Crown Holdings, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed February 28, 2007
		Response Letter Dated October 19, 2007
      File No. 0-50189

Dear Mr. Kelly:

      We refer you to our comment letter dated September 21, 2007 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance

Chen Geng
PetroChina Company Limited
Page 1